EXHIBIT 99.1

                     Origin Agritech Limited Signs
 Letter of Intent to Acquire Guang Xi Fortuneland Agricultural Corp.
                                 Ltd.


    BEIJING--(BUSINESS WIRE)--September 5, 2007--Origin Agritech Limited ("Origin") (NasdaqGS: SEED), a vertically-integrated supplier of premium corn, rice, cotton and canola crop seeds, today announced that it has signed a letter of intent to acquire a majority interest in Guang Xi Fortuneland Agricultural Corp. Ltd. ("Guang Xi Fortuneland") in an all-cash transaction. Guang Xi Fortuneland specializes in the manufacture, sale, and distribution of chemical and fertilizer products in southern China. Based on preliminary analysis and historical results, Origin believes that Guang Xi Fortuneland generates annual revenues in excess of US$100 million, and has a significant share of the provincial market. Origin hopes to consummate the acquisition within an agreed upon time frame following the completion of, among other things, required audits and additional due diligence, and the signing of a definitive agreement. Additional details will be released following the closing of the acquisition.

    According to Dr. Gengchen Han, Chairman and CEO of Origin, "Upon successful completion of this acquisition, Origin management will have the ability to sell our products into 5,000 distribution points in the Guangxi province, providing new channels domestically, and internationally into southeast Asia. This will give Origin the ability to produce and cross-sell its own suite of agricultural products with an established fertilizer and pesticide brand throughout China. It also important to note the consumption of fertilizer in China has increased steadily and substantially over the last 30 years, and we expect that its use will continue to increase in the coming years."

    Dr. Han continued, "With biotechnology evolving in the upcoming decade, we believe this positions us to utilize our company strengths in crop seed development to potentially produce and market synergistic agricultural product in the future. Origin's model remains constant in providing the best products and service to our farming customer base."

    About Origin

    Origin (www.originagritech.com) specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    About Guang Xi Fortuneland

    Guang Xi Fortuneland (www.gxfmd.com) specializes in the manufacture, sale, and distribution of chemical and fertilizer products in Southern China. The Guangxi Fortuneland also possesses an import and export division from which it is able to distribute into neighboring regions. The company has also won several national awards, and is the Guangxi province's biggest agriculture capital management enterprise. The company possesses a dominant distribution network in the Guangxi Province. The company has a 10% market share of the chemical fertilizer market in Guangxi province, and has annual revenues in excess of US$100 million.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.


    CONTACT: Origin Agritech Limited
             Jeff Wang, 86-10-5890-7518
             Chief Financial Officer
             OR
             Irving Kau, 760-918-1781
             Vice President, Finance
             OR
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608